

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 21, 2024

Muchun Zhu
Chief Executive Officer
Intercont (Cayman) Limited
Room 8501, 11/F., Capital Centre
151 Gloucester Road
Wanchai, Hong Kong

> **Re: Intercont (Cayman) Limited**
> **Draft Registration Statement on Form F-1**
> **Submitted April 24, 2024**
> **CIK No. 0002018529**

Dear Muchun Zhu:

We have reviewed your draft registration statement and have the following comments.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form F-1

Cover Page

1.   Please revise to discuss the legal and operational risks associated with having your operations in Hong Kong. Discuss any applicable laws and regulations in Hong Kong and the risks and consequences to the company. As an example, disclose how regulatory actions related to data security or anti-monopoly concerns in Hong Kong, China's Enterprise Tax Law, and the arrangement between Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with respect to taxes on income, have or may impact the company's ability to conduct its business, accept foreign investment or list on a U.S. and/or foreign exchange. Include related risk factor disclosure explaining whether there are laws and/or regulations in Hong Kong that result in oversight over data security, how this oversight impacts the company's business and the offering, and to what extent the company believes

that it is compliant with the regulations or policies that have been issued. With respect to your disclosure that you believe the laws and regulations of the PRC do not currently have any material impact on your business, financial condition or results of operations, please revise to clarify that all of the legal and operational risks associated with operating in the PRC also apply to your operations in Hong Kong.

Prospectus Summary, page 5

2. In your summary of risk factors, provide cross references to the more detailed discussions in the prospectus regarding the risks that your corporate structure and being based in or having the majority of the company's operations in Hong Kong poses to investors.

3. You disclose at page 6 that, on December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong, including your auditors, UHY LLP. This appears inconsistent with your disclosure on the cover page and in your related risk factor at page 33. Please revise or advise.

Risk Factors
We depend on certain customers for our revenue, page 14

4. We note your disclosure that you depend on certain customers for your revenue. In an appropriate place in your prospectus please describe the material terms of any material contracts with your customers and file such as exhibits with your registration statement. Refer to Item 10.C of Form 20-F and Item 601(b)(10) of Regulation S-K. Please also revise to clarify the identity of Customer A (a related party).

Intercont is a foreign private issuer within the meaning of the rules under the Exchange Act..., page 39

5. Please revise your risk factor disclosure to identify any exemptions and scaled disclosures which overlap with those available to you as both a foreign private issuer and an emerging growth company, and to clarify that the described exemptions and scaled disclosures as a result of your status as a foreign private issuer will be available to you even if you no longer qualify as an emerging growth company.

Use of Proceeds, page 44

6. You state that you intend to use the net proceeds from the offering for "general corporate purposes, including working capital, operating expenses, capital expenditures, improvement of corporate facilities, and other general and administrative matters." We also note your disclosure that you "plan to use the proceeds…from this offering to expand the seaborne pulping business." Please revise to provide more meaningful and specific disclosure of the intended use of proceeds and the approximate amounts intended to be used for each such purpose, to the extent known. If the priority is reflected in the order in

which the uses have been listed, please state as much. Please refer to Instruction 1 to Item 504 of Regulation S-K.

Additionally, please disclose whether the proceeds will be used to compensate or otherwise make payments to officers or directors of the company or any of its subsidiaries.

Enforceability of Civil Liabilities, page 49

7.   Where disclosure elsewhere in your prospectus indicates certain of your officers and directors are located in China, please identify those individuals in this section and also include specific disclosure related to the enforceability of civil liabilities in China.

Industry Overview, page 62

8.   We note your statements that "neither we nor any other party involved in this offering has independently verified" the information in this section, and "neither we nor any other party involved in this offering makes any representation as to the accuracy or completeness of such information." It is not appropriate to directly or indirectly disclaim liability for statements in your registration statement. Please revise or specifically state that you take liability for these statements.

Business
Competition, page 78

9.   We note your disclosure that, according to the Frost & Sullivan Report, your seaborne pulping business operates an innovated business model unlike incumbent shipping companies, and that you therefore do not expect to see direct competitors for your seaborne pulping business in the near future. We further note that Topsheen Shipping Group Corporation, for which Ms. Zhu, your Chief Executive Officer, Interim Chief Financial Officer, and Chairman of the Board, has also been serving as a senior investment adviser since 2009, operates the international shipping business of Caravelle International Group, which is reportedly developing a similar carbon-neutral ocean technology. Please advise whether you consider Caravelle International Group to be a competitor and, in an appropriate area in your prospectus, disclose any material conflicts related to Ms. Zhu and Topsheen Shipping Group Corporation. Please also supplementally provide us with a copy of the Frost & Sullivan report.

Business
Debt and Financing, page 79

10.   We note your disclosure that, except for the CIFSS Loan, neither the Group nor any of its subsidiaries has entered into any material debt or financing arrangements. Please file a copy of the CIFSS loan agreement as an exhibit to your registration statement or advise why you are not required to do so. Refer to Item 601(b)(10) of Regulation S-K.

Management, page 90

11. Please provide the information required by Item 6.B of Form 20-F or tell us why the information is not required.

Related Party Transactions, page 96

12. Please ensure that you have provided all disclosure required by Item 7.B of Form 20-F for the period since the beginning of your preceding three financial years up to the date of your prospectus. Refer to Item 7.B of Form 20-F.

Financial Statements, page F-3

13. Please update the financial statements and related disclosures included in the registration statement in accordance with the guidance outlined in Item 8.A. to Form 20-F.

14. We note your disclosure on pages 5 and F-25 that your Group's Hong Kong subsidiaries declared and paid in $11.8 million dividends to their shareholders by March 12, 2024. When you update your interim financial statements for the period ended December 31, 2023, please address the following:
   - Present a pro forma balance sheet, alongside your historical balance sheet, that reflects the dividend. Please make conforming changes to your capitalization table to give pro forma effect to the dividend.
   - We note the dividends exceeded the Company's fiscal 2023 earnings. Revise your disclosure to present pro forma per share information to give effect to the number of shares whose proceeds will be used to pay the $11.8 million dividend. Refer to SAB Topic 1:B:3.

General

15. With respect to your belief that you are not required to complete a filing with the CSRC under the Trial Measures for this offering, please disclose how you reached such conclusion. For instance, although you disclose that you have no material connections with the mainland of China, you also disclose that a majority of your officers and directors are located there. If you are relying on the opinion of PRC counsel for such conclusion, please identify counsel in the registration statement and file a consent from counsel.

Please contact Joseph Klinko at 202-551-3824 or Robert Babula at 202-551-3339 if you have questions regarding comments on the financial statements and related matters. Please contact Cheryl Brown at 202-551-3905 or Liz Packebusch at 202-551-8749 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Lan Lou